Exhibit 99.28

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Ero Copper Corp.

We, KPMG LLP, consent to the use of:

•	our Independent Auditors’ Report dated March 16, 2021 on the consolidated financial statements of Ero Copper Corp., which comprise the consolidated statements of financial position as at December 31, 2020 and December 31, 2019, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended and notes to the consolidated statements, including a summary of significant accounting policies; and

•	our Independent Auditors’ Report dated March 12, 2020 on the consolidated financial statements of Ero Copper Corp., which comprise the consolidated statements of financial position as at December 31, 2019 and December 31, 2018, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended and notes to the consolidated statements, including a summary of significant accounting policies;

included in this Registration Statement on Form 40-F being filed by Ero Copper Corp. with the United States Securities and Exchange Commission.

/s/ KPMG LLP

Chartered Professional Accountants

June 4, 2021

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms
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